Exhibit 99.(d)(14)

SCHEDULE A

Amended Schedule A dated May 17, 2013 to the

Investment Advisory Agreement dated April 28, 1996 between

Turner Funds & Turner Investments, L.P.

Pursuant to Article 3, the Trust shall pay the Adviser compensation at an annual rate as follows:

Fund	Fee (in Basis Points) of Average Daily Net Assets

Midcap Growth Fund	0.75%
Small Cap Growth Fund	1.00%
Emerging Growth Fund	1.00%
All Cap Growth Fund*	0.70% to 1.50%
Large Growth Fund	0.60%
Spectrum Fund	1.50%
Global Opportunities Fund	0.75%
Titan Fund	1.50%
Market Neutral Fund	1.50%
Medical Sciences Long/Short Fund	1.50%
Emerging Markets Fund	0.70%

*The advisory fee is subject to a performance adjustment based on the Fund’s performance relative to the performance of such Fund’s comparative index, calculated as described below:

Fund	Benchmark	Base Advisory Fee	Required Excess Performance	Annual Adjustment Rate	Highest / Lowest Possible Advisory Fee
All Cap Growth Fund	Nasdaq Composite Index	1.10%	+/- 2.50%	+/- 0.40%	1.50% / 0.70%

The All Cap Growth Fund’s Base Advisory Fee is accrued daily and paid monthly, based on the Fund’s average net assets during the current month.  The Fund’s Annual Adjustment Rate is determined by comparing the Fund’s performance to the performance of the Fund’s benchmark over the current month plus the previous 11 months (the “performance period”).  The Fund’s Annual Adjustment Rate is then multiplied by the average net assets of the Fund over the performance period, which is then multiplied by a fraction, the numerator of which is the number of days in the current month and the denominator of which is 365 (366 in leap years).  The resulting amount is then added to (in the case of overperformance) or subtracted from (in the case of underperformance) the Fund’s Base Advisory Fee.

Because the adjustment to the Fund’s Base Advisory Fee is based upon the Fund’s performance compared to the investment record of its benchmark, the controlling factor as to whether a performance adjustment will be made is not whether the Fund’s performance is up or down per se, but whether it is up or down more or less than the record of its respective benchmark.  The comparative investment performance of the Fund is based solely on the relevant performance period without regard to the cumulative performance over a longer or shorter period of time.

For example, assume that the All Cap Growth Fund’s average net assets over a one- and 12-month period ending March 31 is $50,000,000, and that it is not a leap year.  The All Cap Growth Fund’s Base Advisory Fee for March is $46,712 ($50,000,000 x 1.10%, x 31/365).  If the All Cap Growth Fund outperformed (or underperformed) the Nasdaq Composite Index by 2.50% or less over this performance period, then there is no adjustment to the Fund’s Base Advisory Fee.  If the All Cap Growth Fund outperformed (or underperformed) the Nasdaq Composite Index by more than 2.50% over this performance period, then Turner Investments, L.P.’s Base Advisory Fees would be increased (or decreased) by $16,986 ($50,000,000 x 0.40%, x 31/365).